UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number 001-42576

Ruanyun Edai Technology Inc.

(Translation of registrant’s name into English)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus

Nanchang, Jiangxi, China 330096

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

On June 5, 2026, a subsidiary of Ruanyun Edai Technology Inc. (the “Company”) entered into a book sales contract (the “Sales Agreement”) with Nanjing Fanshufang Culture Technology Co., Ltd. for the sale of certain books and related book products suitable for use in K-12 schools, referred to by the Company as smart reading resources and related educational content services. The term of the Sales Agreement is the one year ending June 4, 2027. The Sales Agreement contains customary terms regarding quality specifications, delivery and acceptance, and payment, as well as certain provisions relating to any breach of the Sales Agreement. The Sales Agreement has a net contracted settlement amount of approximately US$1.20 million (RMB 8.17 million). The applicable goods and materials under the Sales Agreement were accepted and contractually confirmed on June 8, 2026. Revenue associated with the Sales Agreement will be recognized in accordance with applicable accounting standards and has not yet been reflected in the Company’s financial results.

The foregoing description of the Sales Agreement is qualified in its entirety by reference to the full text of the Sales Agreement, which is attached hereto as Exhibit 10.1, and which is incorporated herein in its entirety by reference.

Press Release.

In connection with the Sales Agreement, on June 9, 2026, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Unofficial English Translation of Book Sales Contract with Nanjing Fanshufang Culture Technology Co., Ltd., dated June 5, 2026
99.1	Press Release, dated June 9, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026	Ruanyun Edai Technology Inc.

	By:	/s/ Yan Fu
	Name:	Yan Fu
	Title:	Director and Chief Executive Officer